FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

12 Kineret Street, Airport City, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Information contained in this Form 6-K

Following its previous announcement on September 25, 2007 of the signing of a share purchase agreement for the acquisition of the entire share capital of its affiliate, Video Domain Technology Ltd. (VDT) from all other shareholders, the Company is pleased to announce that the transaction was consummated and closed on October 3, 2007.

Prior to the consummation of the transaction, the Company owned, through its wholly owned subsidiary, Crow Electronic Engineering Ltd., 34% of the issued share capital of VDT. Following closing, the Company is the holder of 100% of the issued share capital of VDT (approximately 95% on a fully diluted basis).

Shmuel Melmen, Chief Executive Officer of the Company commented “this acquisition is a strategic move to strengthen Crow’s development and sales platform worldwide. It will benefit our customers and growth strategy, while we can realize synergies on the cost side and improve our market presence”.

About Video Domain Technologies:

Video Domain Technologies, established in 1997, specializes in digital video solutions to secure and manage business, home & critical assets for immediate action and post-event analysis. Video Domain leads the market in sophisticated miniature digital visual evidence recorders which are robust, user-friendly and ideal for covert applications, including the award-winning MemoCam technology, trusted by law enforcement & government agencies.

Utilizing this advanced MemoCam technology, Video Domain has developed a visual recording & management solution – Offsite Visual Storage (OVS), that is revolutionizing the way premises are being managed and secured. Video Domain’s systems and solutions are sold all over the world through its presence in the USA and UK and its network of distributors in Europe, Asia, Africa, Australia and the Far East. Video Domain’s website is: www.vdomain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2007	Crow Technologies 1977 Ltd. By: /s/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer